SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

GREENHOUSE HOLDINGS, Inc.

(Name of Issuer)

COMMON Stock, $0.001 par value

(Title of Class of Securities)

39530R107

(CUSIP Number)

December 31, 2011

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Investments LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,760,340 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,760,340 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,340 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Greenhouse Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
5171 Santa Fe St., Suite I, San Diego, CA 92109

Item 2(a).	Names of Person Filing.

Hillair Capital Investments LP (“Hillair Investment”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
Hillair Capital Investments LP c/o Hillair Capital Management LLC 330 Primrose Road, Suite 660 Burlingame, CA 94010

Item 2(c).	Citizenship.

Delaware

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.
39530R107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Hillair Investment beneficially owns 1,760,340 shares of Common Stock as of the date hereof. The 1,760,340 shares of Common Stock beneficially owned by Hillair Investment include only actual shares of Common Stock. Additionally, Hillair Investment holds Common Stock Purchase Warrants previously purchased and originally exercisable into 137,931 shares of Common Stock, in the aggregate. However, the aggregate number of shares of Common Stock into which such warrants are exercisable, and which Hillair Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Hillair Investment, including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such warrants are not currently exercisable into Common Stock unless and until the actual shares of Common Stock held by Hillair Investment is less than 4.99% of the total outstanding shares of Common Stock.

Hillair Capital Management LLC (“Hillair Mangement”) is the investment advisor to Hillair Investment. By virtue of such relationship, Hillair Mangement may be deemed to have dispositive power over the shares owned by Hillair Investment. Hillair Mangement disclaims beneficial ownership of such shares.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by Hillair Investment: 1,760,340 shares of Common Stock of the Issuer.
(b)	Percent of Class: Hillair Investment beneficially holds 6.27% of the Issuer’s issued and outstanding Common Stock (based on 28,077,566 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on November 14, 2011).
(c)	Number of shares as to which Hillair Investment has:
(i)	Sole power to direct the vote: 1,760,340 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 1,760,340 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2012

HILLAIR CAPITAL INVESTMENTS LP

By:	/s/Sean McAvoy
	Name:	Sean McAvoy
	Title:	Authorized Signatory

Page 5 of 5